BB 3/4

SE 10028424 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Panattoni Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8775 Folsom Boulevard, Suite 200
(No. and Street)

Sacramento (City) — California (State) — 95826 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Siegel — (916) 379-1140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tate, Propp, Beggs & Sugimoto
(Name – *if individual, state last, first, middle name*)

1545 River Park Drive, Suite 375 (Address) — Sacramento (City) — California (State) — 95815-4614 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/10

OATH OR AFFIRMATION

I, Scott Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Panattoni Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Please see attached California Jurat etc

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Sacramento

Subscribed and sworn to (or affirmed) before me on this 22nd day of February,

20 10 by Scott Siegel,

proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Tammy Caro

Signature

(Notary seal)

TAMMY L. CARO
Commission # 1869014
Notary Public - California
Sacramento County
My Comm. Expires Oct 23, 2013

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

____

(Title or description of attached document)

____

(Title or description of attached document continued)

Number of Pages _____ Document Date _________

____

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

Any Jurat completed in California must contain verbiage that indicates the notary public either personally knew the document signer (affiant) or that the identity was satisfactorily proven to the notary with acceptable identification in accordance with California notary law. Any jurat completed in California which does not have such verbiage must have add the wording either with a jurat stamp or with a jurat form which does include proper wording. There are no exceptions to this law for any jurat performed in California. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

PANATTONI SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2009 and 2008

PANATTONI SECURITIES, INC.

CONTENTS

Propp Christensen Caniglia LLP
CERTIFIED PUBLIC ACCOUNTANTS

9261 Sierra College Boulevard
Roseville, California 95661
916.751.2900
916.751.2979 FAX
pccllp.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Panattoni Securities, Inc.
Sacramento, California

We have audited the accompanying statement of financial condition of Panattoni Securities, Inc. (the Company), as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Panattoni Securities, Inc., as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by Panattoni Development Company, Inc. (PDC), a commonly owned affiliate. As disclosed in Note 5 to the financial statements, the Company's revenue and continued existence are dependent on consulting fees, continued referrals, and real estate projects from PDC.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Propp Christensen Caniglia LLP

February 19, 2010
Roseville, California

PANATTONI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS

	2009	2008
Current Assets:		
Cash	$ 87,815	$ 79,775
Prepaid expenses	1,227	-
Total current assets	89,042	79,775
Property and equipment, net	487	1,655
Total Assets	$ 89,529	$ 81,430

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Current Liabilities:		
Accounts payable	$ 4,500	$ 7,148
Stockholder's Equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	345,000	220,000
Retained earnings (deficit)	(269,971)	(155,718)
Total stockholder's equity	85,029	74,282
Total Liabilities and Stockholder's Equity	$ 89,529	$ 81,430

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Fees and commissions	$ -	$ 313,927
Consulting services fees	125,000	-
Other income	35	4,074
Total revenue	125,035	318,001
Expenses:		
Consulting	53,106	62,216
Continuing education	587	2,100
Depreciation	1,168	1,643
Fingerprinting expenses	52	38
Legal, accounting and professional fees	39,458	40,026
Office supplies and expenses	26,865	40,964
Postage and shipping	124	398
Professional privilege tax	1,200	3,736
Registration fees	602	24,780
Payroll, taxes and benefits	116,126	415,929
Computer consulting and supplies	-	2,258
Taxes	-	1,811
Travel and meals	-	1,360
Total expenses	239,288	597,259
Net loss	$ (114,253)	$ (279,258)

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock		Paid-In	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance, December 31, 2007	1,000	$ 10,000	$ 220,000	$ 123,540	$ 353,540
Net loss	-	-	-	(279,258)	(279,258)
Balance, December 31, 2008	1,000	10,000	220,000	(155,718)	74,282
Capital contributions	-	-	125,000	-	125,000
Net loss	-	-	-	(114,253)	(114,253)
Balance, December 31, 2009	1,000	$ 10,000	$ 345,000	$ (269,971)	$ 85,029

The accompanying notes are an integral part
of these financial statements.

PANATTONI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities:		
Cash received from customers	$ 125,035	$ 373,829
Cash paid to vendors and employees	(241,995)	(628,169)
Income taxes paid	-	(1,811)
Net cash used in operating activities	(116,960)	(256,151)
Cash Flows from Financing Activities:		
Additional paid-in capital	125,000	-
Net increase (decrease) in cash	8,040	(256,151)
Cash, beginning of year	79,775	335,926
Cash, end of year	$ 87,815	$ 79,775

	2009	2008
Reconciliation of Net Loss to Net Cash Used in Operating Activities:		
Net loss	(114,253)	(279,258)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	1,168	1,643
Loss on disposal of equipment	-	2,238
Decrease in accounts receivable	-	55,828
(Increase) decrease in prepaid expenses	(1,227)	4,326
Decrease in accounts payable	(2,648)	(40,928)
Net cash used in operating activities	$ (116,960)	$ (256,151)

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Panattoni Securities, Inc., (the Company) was incorporated on July 12, 2004, in the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has been formed to assist Panattoni Development Company, Inc. (PDC), a commonly owned affiliate, in the private placement of equity in real estate assets to be developed, owned, operated and sold by PDC. These private placement offerings are exempt from registration pursuant to Regulation D promulgated under the Securities Act of 1933. The Company does not engage in the underwriting of securities, retail brokerage, or securities custodial services.

On January 1, 2007, Panattoni Development Company, LLC acquired 100% of the Company's outstanding common stock making it the Company's sole shareholder.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Accounts Receivable
Management believes that all accounts receivable as December 31, 2009 and 2008 are fully collectible; therefore, no allowance is recorded.

Property and Equipment
Property and equipment is stated at historical cost and the Company provides for depreciation over the estimated useful lives of the assets using the accelerated double declining balance method. The estimated lives of these assets range from 5 to 7 years.

Maintenance and repairs are charged to expense as incurred. Renewals and betterments, which extend the useful lives of assets, are capitalized.

Fair Value Measurements
The Company has adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 820, Subtopic 10 (FASB ASC 820-10), which defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on the fair value hierarchy established in FASB ASC 820-10, which describes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3). Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an on-going basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)
The carrying values of accounts payable are reflected in the accompanying financial statements at historical cost, which is materially representative of their fair value principally because of the short-term maturities of these instruments.

S Corporation - Income Tax Status
The Company has elected S Corporation status for federal and state income tax purposes under Internal Revenue Code Section 1362 and California Revenue and Taxation Code Section 23801, respectively, whereby all items of income and expense flow through to the individual stockholders. The Company is, however, subject to the greater of a minimum state franchise tax or a 1.5% state income tax.

Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 and 2008, is summarized as follows:

	2009	2008
Office furniture and equipment	$ 8,611	$ 8,611
Less accumulated depreciation	8,124	6,956
Property and equipment, net	$ 487	$ 1,655

Depreciation expense relating to property and equipment was $1,168 and $1,643 for the years ended December 31, 2009 and 2008, respectively.

NOTE 4: RELATED PARTY TRANSACTIONS

On January 1, 2007, the Company entered into an office and administrative services agreement with Panattoni Development Company, Inc. (PDC), a commonly owned affiliate of the Company. Under the terms of the agreement, the Company will receive administrative and back-office support services required other than direct services. These services include but may not be limited to business administration, including information systems, human resource assistance, record keeping, and clerical assistance, and the arranging and monitoring of accounting and professional services. The terms of the agreement provide for an initial term of one year, renewed automatically for successive one-year terms. During the years ended December 31, 2009 and 2008, the Company recorded expenses of $27,000 each year related to administrative services provided under this agreement.

On August 1, 2009, the Company entered into a consulting services agreement with PDC. Under the terms of the agreement, the Company will provide PDC with advice, recommendations, and consultation relative to certain securities-related transactions. The terms of the agreement provide for an initial term of one year, renewed automatically for successive one-year terms. During the year ended December 31, 2009, the Company recorded income of $125,000 related to consulting services provided under this agreement.

NOTE 5: CONCENTRATIONS AND ECONOMIC DEPENDENCE

The Company exclusively sells securities for real estate assets developed, owned, operated and sold by Panattoni Development Company, Inc. (PDC). All of the Company's business is obtained through referrals from PDC. Thus, the Company's brokerage fees and commissions revenue is dependent on continued referrals and real estate projects from PDC. Additionally, the only significant source of revenue other than brokerage fees and commissions is consulting service fees provided under the terms of the consulting services agreement with PDC.

NOTE 6: DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company's management has evaluated events and transactions for potential recognition or disclosure through February 19, 2010, the date that the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

PANATTONI SECURITIES, INC.

SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Net capital requirement, the greater of:			$	5,000
1/15 of aggregate indebtedness	$	300		
Minimum dollar requirement		5,000		
Net capital				83,315
Excess net capital			$	78,315
Aggregate indebtedness			$	4,500
Excess net capital at 100% (net capital, less 10% aggregated indebtedness)				82,865
Ratio of aggregate indebtedness to net capital				5.40%
Ratio of subordinated indebtedness to debt/equity total				N/A
120% of required net capital				6,000
Net capital in excess of 120% of required net capital			$	77,315
Total assets			$	89,529
Less: total liabilities				4,500
Net worth			$	85,029
Deductions from and/or charges to net worth:				
Total non-allowable assets	$	1,714		
Other deductions or charges		-		
Excess fidelity bond deductible		-		
Total deductions from and/or charges to net worth				1,714
Net capital before haircuts on securities positions			$	83,315
Haircuts on:				
Certificates of deposit and commercial paper	$	-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stocks and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Other positions		-		
Undue concentrations		-		
Total haircuts of securities				-
Net capital			$	83,315

PANATTONI SECURITIES, INC.

SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Non-allowable assets:		
Accounts receivable	$	-
Furniture and fixtures		8,611
Accumulated depreciation		(8,124)
Deposits		-
Prepaid expenses		1,227
Organization costs		2,902
Accumulated amortization		(2,902)
Total non-allowable assets	$	1,714
Other deductions or charges:		
Fidelity bond deductible:		
Minimum net capital requirement	$	5,000
Fidelity bond coverage requirement	$	6,000
Fidelity bond deductible allowed *	$	5,000
Fidelity bond deductible	$	5,000
Excess fidelity bond deductible	$	-

* greater of (i) 10% of amount of coverage required or (ii) $5,000

NOTES TO SCHEDULE I

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions or SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Propp Christensen Caniglia LLP
Certified Public Accountants
9261 Sierra College Boulevard
Roseville, California 95661
916.751.2900
916.751.2979 FAX
pccllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Panattoni Securities, Inc.
Sacramento, California

In planning and performing our audit of the financial statements of Panattoni Securities, Inc., (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Panattoni Securities, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Perry-Smith Christensen Benigfui LLP

February 19, 2010
Roseville, California